Exhibit 99.1

Terrapin 3 Acquisition Corporation Announces Business Combination with Yatra Online, Inc.

Yatra is one of the fastest growing online travel agents serving India, one of the world’s fastest growing economies

The transaction will provide capital and financial flexibility intended to further accelerate Yatra’s growth

Investor conference call scheduled for Thursday, July 14, at 10:00 a.m. EDT

July 13, 2016 / 8:45 PM EDT from Terrapin 3 Acquisition Corporation and Yatra Online, Inc.

NEW YORK and Gurgaon, India, July 13, 2016 /PRNewswire/

Yatra Online, Inc. (“Yatra”), a rapidly growing India-based online travel agent, and Terrapin 3 Acquisition Corporation (NASDAQ: TRTL; “TRTL”), announced that they have entered into a definitive agreement to combine in a transaction that values Yatra at an enterprise value of $218 million. Yatra is one of the fastest growing consumer travel platforms and online travel agents in India with more than 4 million customers. TRTL is a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. Yatra will be the surviving company in the transaction and intends to be listed on the NASDAQ Stock Market under the symbol “YTRA” following completion of the transaction. The combined company will continue to be led by Yatra’s experienced management team under the leadership of chief executive and co-founder Dhruv Shringi.

Launched in August 2006, Yatra, through its yatra.com website, is a one-stop online shop for all travel-related services aimed at both leisure and business travelers in India. A leading consolidator of travel products, Yatra provides reservation connectivity for more than 60,000 hotels in India, a larger network than any other Indian online travel agent. Positioned as a brand that believes in “creating happy travelers,” yatra.com provides information, pricing, and booking capability for domestic Indian and international air travel, hotel bookings, holiday packages, and bus and railway reservations, all designed to make business and leisure travel easier and more affordable. Customers can access yatra.com from their desktop or mobile browsers, via Yatra’s mobile applications, a 24x7 multi-language call center, and a countrywide network of Holiday Lounges and Yatra Travel Express store locations.

Yatra customers booked more than 2.8 million air travel reservations and hotel stays with total transaction value worth more than $900 million (at current exchange rates) during their fiscal year ended March 2016, an increase of 25% from the prior year (at constant currency rates) with 74% of transactions coming from repeat clients who return to book more travel.

"We are excited to partner with TRTL in a transaction that we believe will enable Yatra to continue its growth as a new public company," said Mr. Shringi. "This transaction gives us substantial additional resources to support our growth and the continued improvement of our integrated online and mobile platforms. We look forward to expanding our already extensive network of domestic and international partnerships with hotels, airlines, car services, and tour package promoters, as well as further strengthening our brand presence and technology platform.”

Nathan Leight, Chairman of the board of TRTL, said, “We created TRTL with the express purpose of partnering with a company that would benefit from a public listing, could utilize our cash resources for growth and generate long-term returns for our shareholders. Yatra has the broadest brand recognition of any online travel agent in India. The infrastructure required to compete in India as an online travel agent represents a significant barrier to market entry. With its high level of brand recognition, large hotel network, significant investment in technology, and deep management experience in this sector, we believe Yatra has created tremendous competitive advantages. Not only is India one of the fastest growing economies in the world, business and leisure travel are among the fastest growing parts of its economy. Adding to that India’s tremendous socio-economic trends toward urbanization and the rapid adoption of e-commerce and smartphone use by a population with increasing amounts of disposable income, we are excited about Yatra’s prospects. We believe our combination will provide substantial new resources to position the company for accelerated future growth.”

Yatra’s current key investors include leading U.S. and Indian venture capital firms and Indian strategic investors. This group will continue to own approximately a third or more of Yatra upon the consummation of the business combination.

Promod Haque, Senior Managing Partner at Norwest Venture Partners, said, “We are delighted to have TRTL on board in combination with Yatra. This transaction will provide Yatra with significant resources to further strengthen its presence as one of the leading players in the fast growing Indian online travel market. We believe that the online travel market in India has a long runway of future growth with the key drivers of increasing prosperity, smartphone penetration and internet access across broad sections of the population. With its strong brand awareness and robust technology platform, Yatra is perfectly positioned to leverage the additional resources from this transaction to grow the business at an even faster pace going forward.”

Summary of Transaction

TRTL raised $212.75 million in its IPO which is now held in a trust account. MIHI LLC, an affiliate of Macquarie Capital (“MIHI”) has committed to purchase an additional $20 million of TRTL equity as part of the transaction. Under the terms of the proposed transaction, it is estimated that the current shareholders of Yatra will continue to own at least 35% of the issued and outstanding shares in the combined company. The first $100 million of cash (including MIHI’s $20 million forward purchase) will be allocated entirely to the combined company’s balance sheet and to pay transaction expenses. Any amount greater than $100 million available from TRTL will then be allocated 80% to current Yatra shareholders and 20% as cash to the combined company’s balance sheet. Cash payments to current Yatra shareholders will be capped at $80 million.

In addition, existing shareholders of Yatra may receive additional consideration of up to $35 million upon the achievement of certain financial objectives during the 18 months after closing.

In order to facilitate the transaction, TRTL’s sponsors have agreed to reduce by half the number of founder shares that they would have otherwise had at closing and MIHI has agreed commensurately to reduce the amount of its forward purchase of TRTL shares, made at the time of TRTL’s initial public offering, from $40 million to $20 million.

The boards of directors of both TRTL and Yatra have approved the proposed transaction. Completion of the transaction, which is expected in October, 2016, is subject to approval by TRTL stockholders and other customary closing conditions.

Deutsche Bank Securities Inc. is acting as TRTL’s capital markets advisor. Greenberg Traurig, LLP and Ellenoff Grossman & Schole LLP are representing TRTL. Goodwin Procter LLP is representing Yatra.

The description of the business combination contained herein is only a summary and is qualified in its entirety by the reference to the definitive agreements relating to the transaction, copies of which will be filed by TRTL with the Securities and Exchange Commission (SEC) as exhibits to a Current Report on Form 8-K.

Conference Call Scheduled

TRTL will host a conference call to discuss the proposed business combination with the investment community on Thursday, July 14, 2016 at 10:00 a.m. EDT. Investors may listen to the conference call by dialing (855) 729-4767 toll free in the U.S. or +1 (615) 489-8573 internationally. A replay of the call will be available beginning July 14, 2016 at 1:00 p.m. EDT and ending July 21, 2016 at 11:59 p.m. EDT by dialing (866) 247-4222 and entering Conference ID: 49307209. The presentation slides will be available at the following web address beginning July 14 at 10:00 a.m. EDT and ending July 14 at 11:30 a.m. EDT: http://www.netroadshow.com/. Investors should select “Guest Login” at the top left corner and entering their e-mail address and deal entry code “yatra1” in order to view the presentation slides.

About Yatra
Founded in 2006 by venture capital firms and experienced travel industry and technology executives, Yatra is a leading online travel agent and consolidator of travel products based in Gurgaon, India. Yatra has emerged as the most trusted eCommerce travel brand in India as ranked by The Economic Times, Brand Equity’s Most Trusted Brand Survey 2015, and has won three awards at the Indian government’s Ministry of Tourism National Tourism Awards - ‘Outstanding performance as a Domestic Tour Operator (Rest of India)’, Outstanding performance as a Domestic Tour Operator in Jammu and Kashmir’ and ‘Outstanding performance as an Inbound Tour Operator-Category C’.

About Terrapin 3 Acquisition Corporation
TRTL is a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination, which raised $212.75 million in July 2014 for the purpose of combining with a public or privately-held operating business.  TRTL was founded by Nathan Leight and was co-sponsored by affiliates of Terrapin Partners, LLC and affiliates of Macquarie Group Limited.   TRTL is Mr. Leight’s and the Terrapin team’s third publicly traded acquisition vehicle.  The first, Aldabra Acquisition Corporation, became Great Lakes Dredge and Dock Corporation in 2006 in a transaction of approximately $414 million. The second, Aldabra 2 Acquisition Corp., became Boise Inc. in 2008 in a transaction of approximately $1.6 billion and traded on the New York Stock Exchange until it was acquired by Packaging Corporation of America.

About Macquarie and Macquarie Capital
Macquarie Group (“Macquarie”) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie's main business focus is making returns by providing a diversified range of services to clients. Macquarie acts on behalf of institutional, corporate and retail clients and counterparties around the world. Founded in 1969, Macquarie operates in more than 70 office locations in 28 countries. Macquarie employs approximately 14,000 people and has assets under management of over $367.4 billion (as of March 31, 2016).

Macquarie Capital comprises Macquarie Group's corporate advisory, capital markets and principal investing capabilities. Macquarie Capital's expertise spans a variety of industry sectors, including telecommunications, media, entertainment, gaming, financial institutions, industrials, energy, resources, real estate, infrastructure, utilities and renewables.

Safe Harbor Language
This press release includes certain forward-looking statements, including statements regarding the expected effects on TRTL and Yatra of the proposed business combination, the anticipated timing and benefits of the business combination, the anticipated standalone or combined financial results of TRTL or Yatra, the anticipated future growth of Yatra or the markets it serves, and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "expect," "positioned," "strategy," "future," or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on TRTL's and Yatra's managements' current expectations or beliefs and are subject to uncertainty and changes in circumstance and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: (1) the satisfaction of the conditions to the business combination and other risks related to the completion of the business combination and actions related thereto; (2) the ability of TRTL and Yatra to complete the business combination on anticipated terms and schedule, including the ability to obtain stockholder or regulatory approvals of the business combination and related transactions; (3) risks relating to any unforeseen liabilities of TRTL or Yatra; (4) the amount of redemptions made by TRTL stockholders; (5) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; businesses and management strategies and the expansion and growth of the operations of Yatra; (6) the risk that disruptions from the transaction will harm Yatra’s business; and (7) other factors detailed in TRTL’s reports filed with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 10-K for the year ended December 31, 2015 under the caption "Risk Factors." Neither TRTL nor Yatra is under any obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of a vote or proxy. In connection with the proposed business combination, Yatra intends to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of TRTL that also constitutes a prospectus of Yatra. TRTL will mail the proxy statement/prospectus to its stockholders. TRTL stockholders and other investors are urged to read the proxy statement/prospectus regarding the proposed business combination when it becomes available because it will contain important information regarding TRTL, Yatra, the proposed business combination, and related matters. You may obtain copies of all documents regarding the business combination and other documents filed by TRTL with the SEC, free of charge, at the SEC’s website (www.sec.gov) or by sending a request to Terrapin 3 Acquisition Corporation, c/o Terrapin Partners, LLC, 1700 Broadway, 18th Floor, New York, NY 10019, or by calling TRTL at (212) 710-4100.

Participants in the Solicitation

TRTL, Yatra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRTL in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of TRTL may be found in its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 1, 2016. Information about the directors and executive officers of Yatra and the interests of these participants in the transaction will be included in the proxy statement when it becomes available.

Contacts:

Stephen Schifrin

Terrapin 3 Acquisition Corporation

212-710-4127

SOURCE: Terrapin 3 Acquisition Corporation